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October 7, 2005

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Amanda McManus	Mark I. Fisher 212-940-8877 E-mail Address mark.fisher@kattenlaw.com Direct Fax Number (212) 935-8405
  Re:
  Newkirk Realty Trust, Inc.
  Amendment No. 2 to Registration Statement on Form S-11
  Registration No. 333-127278

Ladies and Gentlemen:

        We have today filed Amendment No. 2 to Form S-11 (the "Registration Statement") for Newkirk Realty Trust, Inc. (the "Company"). Set forth are our responses to the Staff's October 3, 2005 comment letter and a supplemental comment letter received on October 5th (Comment 6).

General

        1.    Comment:    We have reviewed your graphics submitted in response to our prior comment number 1. Please identify where in the prospectus you intend to place the graphics.

            Response:    We intend to place the photographs and charts we provided as fold-outs to the front and back cover of the prospectus.

        2.    Comment:    Please include within the body of the prospectus a brief description of the Indemnity Agreement set forth as Exhibit 10.22 to your registration statement.

            Response:    We have included a description of the indemnity agreement under the caption "NEWKIRK REALTY TRUST, INC.—Our Real Estate Assets—Refinancing of Debt and Acquisition of Contract Right Mortgage Notes".

Prospectus Summary

        3.    Comment:    We have reviewed your disclosure in response to our prior comment number 9, but we are unable to locate new disclosure highlighting the fact that Michael Ashner may benefit from the advisor portion of the base management fee, Winthrop Financial's portion of the base management fee, an increase in the fees paid to Winthrop Financial, the advisor portion of the incentive fee and First Union portion of the incentive fee. Stating that Mr. Ashner controls these various entities is not sufficient to highlight the possible benefit to him of the various fees. Please revise.

            Response:    We have complied with the Staff's request. See "PROSPECTUS SUMMARY—Conflicts of Interest—Transactions with First Union Real Estate Equity and Mortgage Investments" and "Advisory Agreement with Our Advisor" and "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTION—Transactions with First Union Real Estate Equity and Mortgage Investments" and "Advisory Agreement with Our Advisor". We note that we have also previously disclosed the economic interests held by the Company's senior management in FUR Holdings LLC, the Advisor, First Union and Winthrop Financial Associates. We also note that Michael Ashner and the other senior executives of our Advisor receive no other compensation from First Union, First Union's advisor or the Company.

        4.    Comment:    We note your response to our prior comment number 11. Please identify any other type of asset that represents more than 10% of Newkirk MLP's assets.

            Response:    We have added disclosure on page 1 of the Prospectus Summary that there were no other asset categories that represented more than 10% of Newkirk MLP's assets.

        5.    Comment:    We note your response to our prior comment number 11. Please advise us whether you considered presenting summary data regarding your portfolio as of the closing of this offering.

            Response:    We have disclosed on page 1 of the Prospectus Summary that, on a pro forma basis as of June 30, 2005, the Newkirk properties would represent 72.2% of Newkirk's total assets and cash and cash equivalents would represent approximately 10.9% of such assets.

Structure and Formation of Our Company, page 7

        6.    Comment:    We note your response to our prior comment 20. Please provide an analysis regarding the applicability of Rule 14e-5 to the purchase of units in the formation transactions and the subsequent tender offer. To the extent your analysis relies on Rule 14e-5(b)(7), please provide a detailed analysis of how the purchase agreement satisfies the three stated conditions.

            Response:    As a preface to our response, we believe it is important for the Staff to understand the purpose and background of the proposed tender offer.

        As disclosed in the Prospectus Summary under "Formation Transactions", the tender offer would afford all limited partners of Newkirk MLP the opportunity to sell MLP units at the same price that MLP units are being sold in the formation transactions (e.g., the public offering price for shares of common stock, net of underwriting commissions). Accordingly, the tender offer, as currently contemplated, was simply a means to provide a liquidity opportunity to the existing limited partners, and serves no other purpose relating to the proposed public offering. In addition, the Company's attempt to extend this benefit to the limited partners is constrained by tax regulations, as the number of MLP units sought to be purchased in a tender offer must be limited in order to avoid adverse tax consequences that would result if Newkirk MLP were classified as a "publicly-traded partnership". Accordingly, it is not possible to include the other MLP units to be purchased in the formation transactions as part of the tender offer.

        With respect to the applicability of Rule 14e-5(a), we note that in connection with the January 2000 amendments to the Rule, the Commission focused on the primary purpose of the Rule. That purpose is "to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer." See Securities Exchange Act Release No. 34-42055. By its terms, the Rule is intended to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer. We submit to the Staff that the public policy concerns underlying Rule 14e-5 would not be advanced by application of the rule to the transactions and facts presented in this case. To the contrary, the investors that the rule was intended to protect would be adversely affected by denying them an opportunity to achieve liquidity of their investment at the same price that would apply to the proposed redemption of MLP Units.

        In order to comply with the competing regulatory regime under the Securities Act, the Company was required to provide full disclosure of all of the formation transactions, including the proposed tender offer transaction. However, the disclosure was limited to simply that—fully informing Newkirk REIT investors as to the formation transactions, including the proposed tender offer. We submit to the Staff that such disclosure, fulfilling Newkirk REIT's full disclosure obligations under the Securities Act, does not constitute a "public announcement" under Rule 14e-5 that was "reasonably designed" to inform the public or the investors about the tender offer. Only the intention to make an offer has been disclosed; the offeror has taken no steps to formally commence the tender offer. The reference to the tender offer did not provide any specific and definitive information regarding the price, the mechanics of the offer and other terms regarding the proposed tender offer.    To the contrary, the limited disclosure set forth the terms of an agreement entered into on August 5, 2005, prior to the initial filing of the Registration Statement, among the Company, Apollo Real Estate Investment Fund III, L.P., NKT Advisors LLC, Vornado Realty Trust and WEM-Brynmawr Associates LLC. That agreement provided for the parties thereto to undertake the various formation transactions, including the purchase of MLP units and the tender offer. Accordingly, we do not believe that Rule 14e-5 is applicable in this context, or that MLP investors or the Company should be adversely affected because the Company complied with its disclosure obligations under the Securities Act of 1933 as it relates to the registration statement disclosure.

Conflicts Of Interest, Page 18

        7.    Comment:    Please include a discussion here, and in the body of your prospectus, of the conflict related to the payment of $150,000,000 of the proceeds to retire indebtedness owed to KeyBank, an affiliate of one of your underwriters.

            Response:    We note that there is a discussion of this conflict included as the last paragraph under the caption "UNDERWRITING". We have also added this discussion under the caption "PROSPECTUS SUMMARY—Conflicts of Interest".

Risk Factors, page 24

        8.    Comment:    We note your response to our prior comment number 42; however, we continue to believe that the compensation arrangements of members of senior management of the advisor with respect to their responsibilities to First Union and Winthrop Financial may be relevant to investors. For example, if a particular officer received a greater percentage of his or her compensation from First Union as compared to the advisor, this might impact his or her incentive to devote time to the advisor. Similarly, if the compensation arrangement with First Union were more dependent on incentive compensation as compared to the compensation arrangement with the advisor, this also might impact his of her incentive. Please revise or advise.

            Response:    We have complied with the Staff's request. See "PROSPECTUS SUMMARY—Conflicts of Interest—Allocation of Time by Senior Management" and "RISK FACTORS—Risks Related to Conflicts of Interest and Certain Relationship. There are various conflicts of interest resulting from the relationships among us, our management, our Advisor and other parties." We also note that Michael Ashner and the other senior executives of our Advisor receive no other compensation from First Union, First Union's advisor or the Company.

If the current tenant of our Toledo, Ohio property, page 29.

        9.    Comment:    Please indicate the percentage of Newkirk MLP's assets represented by the Toledo, Ohio office building.

            Response:    We have disclosed that the Toledo, Ohio office building represented approximately 4% of Newkirk MLP's assets as of June 30, 2005.

Use of Proceeds, page 48

        10.    Comment:    We have reviewed your response to our prior comment number 5; however we continue to believe it would be useful to investors to include disclosure of the interest rate and maturity of the indebtedness that you intend to repay with the $150 million in proceeds, rather than simply including a cross-reference to a lengthy description of the loan. Please revise.

            Response:    We have added disclosure to state the interest rate and maturity date of the indebtedness that we are repaying.

Our Dividend and Distribution Policy, page 49

        11.    Comment:    Please revise the reference in footnote 8 to "pro forma adjusted funds from operations."

            Response:    We have revised footnote 11 (formerly footnote 8) to delete the reference to "pro forma adjusted funds from operations" and substituted "cash available for distribution".

Capitalization, page 52

        12.    Comment:    Please revise your pro forma disclosure of cash and cash equivalents, as adjusted for this offering, to $163,400 rather than $169,531.

            Response:    We have revised our pro forma cash and cash equivalents as adjusted for this offering to $163,400.

Selected Consolidated Financial Information, page 54

        13.    Comment:    We read your response to comment 61 and note your revised adjusted funds from continuing operations disclosure. Please revise your presentation or explain to us how your adjustment related to impairment charges complies with Item 10(e)(ii)(B) of Regulation S-K. Refer also to Question 8 and 9 of SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, for each historical period where you present adjusted funds from continuing operations, please revise your disclosure in Note (3) to reconcile this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP and revise the narrative portion of Note (3) to exclude your reference to non-cash restricted stock issuances since you no longer include this as a reconciling item in the table. Please make all conforming revisions to the summary section on pages 24 and 25.

            Response:    We have revised our presentation to eliminate our adjustment related to impairment charges pursuant to Item 10(e)(ii)(B) of Regulation S-K. In addition, we have added disclosure to reconcile funds from continuing operations to our GAAP net income from continuing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Trends, page 57

        14.    Comment:    We note your discussion of agreements intended to reduce interest rate exposure in the first full paragraph on page 58. Please expand your disclosure to identify the instruments to which the interest rate cap in subsection (iii) applies.

            Response:    We have expanded our disclosure to identify the KeyBank National Association and Bank of America, National Association debt for which the interest rate cap applies.

Liquidity and Capital Resources, page 58

        15.    Comment:    Please tell us what consideration you gave to presenting the table of contractual obligations on a pro forma basis, reflecting application of the proceeds from this offering and the completion of the formation transactions.

        Response:    We have added a pro forma table of contractual obligations reflecting the impact of this offering.

Formation Transactions, page 84

        16.    Comment:    Please revise the third bullet on page 86 to properly reflect the amount of shares issued to First Union.

            Response:    We have revised the third bullet to provide for the disclosure of the number of shares issued to First Union which will not be known until the initial public offering is priced, at which time we will reflect the amount of shares that the $50 million represents.

The Management Company, page 105

        17.    Comment:    We read your response to comment 88 and note that you reflect the allocation of income to Administrator LLC as minority interest expense. Please also explain to us and disclose how you allocate earnings to Administrator LLC including the excess, if any, of the guaranteed return which exceeds earnings otherwise allocable.

            Response:    We have revised our disclosure to clarify that income is allocated to Administrator LLC based on the distributions it receives. It is not anticipated that income allocated to Administrator LLC would ever exceed distributions to them.

Contract Right Mortgage Notes, page 107

        18.    Comment:    We note your response to our prior comment 93; however, it is still not clear how a contract right mortgage note is different than a traditional mortgage.

            Response:    We have clarified our disclosure to indicate that the contract rights have the attributes of traditional second mortgages and are subordinated to first mortgage loans until those first mortgage loans are satisfied. Aside from such subordination, there is no difference between these contract right mortgage notes and traditional mortgages. We have revised the disclosure in the prospectus under "NEWKIRK REALTY TRUST, INC.—Our Real Estate Assets—Description of Indebtedness" to clarify this difference.

Mortgage Indebtedness of Property, page 126

        19.    Comment:    We note your response to our prior comment number 107. Please revise your disclosure in the final carry-over paragraph at the bottom of page 133 to explain, as you have in your response to us, how the amount paid by MLP affiliates for a 53% in such second mortgage indebtedness ($1,012,486) relates to the amount that is now owed ($15,232,000).

            Response:    We have complied with the Staff's request and added disclosure from our response to prior comment 107 immediately after such final carry-over paragraph.

Security Ownership of Certain Beneficial Owners and Management, page 135

        20.    Comment:    We have reviewed your response to our prior comment number 110. Please confirm that neither Michael Ashner nor your advisor have the power to direct the disposition of the special voting preferred shares which you have not included within their ownership percentages.

            Response:    We hereby confirm that neither Michael Ashner nor the advisor has the power to direct the disposition of the special voting preferred shares which we have excluded from their ownership percentages.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P-1 to P-2

        21.    Comment:    We read your response to comment 115 and reissue our prior comment in its entirety. Please revise your disclosure to also reflect your use of offering proceeds to purchase MLP units from other limited partners of Newkirk MLP discussed as part of your formation transactions on page 85.

            Response:    We have revised our disclosure to reflect the use of offering proceeds to purchase MLP units from other limited partners as discussed previously as part of our formation transactions.

Unaudited Pro Forma Balance Sheet as of June 30, 2005, pages P-3 to P-4

Note (E), page P-4

        22.    Comment:    We read your response to comments 76, 119 and 120. Please further explain to us how you followed the guidance in paragraph 3 of EITF 02-5 in determining whether this transaction involves the transfer of assets between entities under common control. For instance, if your Advisor has agreed to cast their vote in proportion to the votes received from the limited partners in Newkirk MLP, it does not appear that any single individual or enterprise holds more than 50 percent of your voting ownership after the formation transactions. If contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists, please tell us which entities were party to this agreement and each period this agreement was in effect.

            Response:    In our initial review of EITF-02-5 we characterized the existing Newkirk MLP partners, including Apollo Real Estate Investment Fund III, Vornado Realty Trust, executives of NKT Advisors, and the other partners as an existing "enterprise." We concluded that this transaction was an exchange between entities under common control on the basis that this group, which currently owns approximately 80% of the voting ownership of Newkirk MLP, will own approximately 63% of the voting ownership of the Company after the formation transactions. After further consideration, because there is no agreement for these entities to vote in concert and there is no single individual or entity that will hold more than 50% of the Company's voting ownership, we have revised our conclusion and do not believe that this is a transaction involving entities under common control, but rather a business combination as set forth under SFAS 141.

        SFAS 141 paragraph 9 states that, "a business combination occurs when an entity acquires the interests of one or more entities and obtains control over that entity or entities." After all of the formation transactions the Company will have control over Newkirk MLP. Under EITF 04-5 a general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have substantive kick out rights. The limited partners of Newkirk MLP have no kick out rights. The Company cannot be removed as general partner of Newkirk MLP. In addition the rights of the limited partners as set forth in the partnership agreement are very limited and would be characterized as "protective" rights and not "participating" rights. Finally, following the formation transactions the Company will own approximately 37% of the voting ownership of Newkirk MLP. Because of these facts, the Company is considered to control Newkirk MLP and is deemed to be the acquiring entity in the business combination.

        Our pro forma financial statements have been revised to reflect the Company's investment in Newkirk MLP using the purchase method in accordance with SFAS 141. Accordingly, we have allocated the cost of minority interests acquired from existing Newkirk MLP unitholders based on the fair values as of the date of acquisition. In connection with this analysis we have valued each of the Newkirk MLP's properties (i) as-if vacant, (ii) for any above or below market leases, (iii) the cost of the in-place leases and (iv) the value of the land to the extent owned. The other component of the Company's investment, the acquisition of newly issued units in Newkirk MLP, will not result in any basis adjustments on the consolidated balance sheet because the cash remains in the enterprise and, as such, is recorded as an increase to the consolidated cash balance.

        23.    Comment:    Please provide us with the separate ownership percentages and tell us why you have combined the ownership percentages for Apollo Real Estate Investment Fund III L.P. and each of the executives of NKT Advisors both before and after your formation transactions.

            Response:    We are no longer accounting for the transaction on a historical cost basis assuming common control. We therefore believe that this comment is no longer applicable. The ownership percentages were combined prior to the formation transactions because, prior to the formation transactions, the units are held in entities that are jointly owned by Apollo Real Estate Fund III and officers and executives of Winthrop Financial Associates.

        24.    Comment:    Notwithstanding our comments above, please further explain to as why you are not accounting for the acquisition of the minority interests in Newkirk MLP who are participating in this transaction at fair value. Refer to paragraph 14 of SFAS 141.

            Response:    As discussed in our response to Comment 22, we have revised our pro forma financial statements to account for the acquisition of minority interests by the Company for cash using the purchase method. Accordingly, we have allocated the cost of acquiring Newkirk MLP interests based on the fair values of the date of acquisition. In connection with this analysis we have valued each of Newkirk MLP's properties (i) as-if vacant, (ii) for any above or below market leases, (iii) the cost of the in-place leases and (iv) the value of the land to the extent owned.

        25.    Comment:    Please explain to us why no amounts are allocated to the 67 percent minority interest holders' in Newkirk MLP. In your response, please cite the relevant accounting literature which supports your accounting. Refer to EITF 94-2.

            Response:    This amount has been intentionally left blank in our Form S-11/A filings so as not to give any indications of valuation prior to such time as the pricing has been determined. However, we understand that you will need this information in order for you to effectively review our financial information as it relates to our treatment of minority interest. Accordingly, we have included as an attachment to this letter the pro forma financial statements as we expect that they will be filed when the final pricing is determined and made available to the public. In determining the appropriate treatment, we have relied upon EITF 94-2 pursuant to which we have reported in the Company's pro forma consolidated financial statements the minority interest to be equal to the net equity of the operating partnership after the contributions are made by the Company multiplied by the minority interest's anticipated ownership percentage in the operating partnership (63%).

        26.    Comment:    If the transaction is not a reorganization of entities under common control, under the guidance of EITF 02-5, please tell us whether you consider this transaction to be a business combination under SFAS 141.

            Response:    As discussed in our response to Comment 22 we consider this to be a business combination under SFAS 141.

        27.    Comment:    We understand from your response to comment 76 that you plan to issue special voting preferred stock which will entitle the existing limited partners in Newkirk MLP, indirectly through your Advisor, to vote on all matters for which the Company's stockholders are entitled to vote. Please tell us how you considered these rights when assessing your control of Newkirk MLP under EITF 04-5.

            Response:    As discussed in detail in our response to Comment 22, because the limited partners have no kick out rights or participating rights as set forth in EITF 04-5, the Company, as general partner of Newkirk MLP is presumed to have control and, as such, will consolidate Newkirk MLP in its financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages P-5 to P-10

        28.    Comment:    In a separate note, please describe all material nonrecurring charges or credits and related tax effects not included in your pro forma statement of operations but will be included in net income within 12 months following this transaction and clearly indicate that these items were not included.

            Response:    We have revised our disclosure to add a footnote on page P-2 under the general pro forma disclosure that describes all material non recurring charges or credits not included in our pro forma statement of operations that will be included in net income within 12 months following this transaction. We have clearly indicated that these transactions were not included in the results of continuing operations for the periods presented.

Note (E), pages P-6 – P-10

        29.    Comment:    We read your response to comment 123 and do not understand why you have not allocated any income to the 67 percent minority interest holders' in Newkirk MLP. Please advise us and revise your disclosure to explain how you allocate income to the minority interest holders' of Newkirk MLP. In your response, please cite the relevant accounting literature which supports your accounting.

            Response:    This amount has been intentionally left blank in our Form S-11/A filings so as not to give any indications of valuation prior to such time as the pricing has been determined. However, we understand that you will need this information in order for you to effectively review our financial information as it relates to our treatment of minority interest. Accordingly, we have included as an attachment to this letter the pro forma financial statements as we expect that they will be filed when the final pricing is determined and made available to the public. In determining the appropriate treatment, we have relied upon EITF 94-2 pursuant to which we have reported in the Company's pro forma consolidated statements of operations, the minority interest to be equal to the net income of the operating partnership multiplied by the minority interest's anticipated ownership percentage in the operating partnership (63%).

        30.    Comment:    We note from your response to comment 124. Please further explain to us why you consider all shares to be fully vested in light of the fact that 50 percent of the shares are contingent on future service requirements and are subject to forfeiture if those service requirements are not met. Refer to paragraph 395 of SFAS 123. In addition, please tell us why you do not plan to account for the forfeitable shares over the service period in accordance with paragraphs 26 – 33 of SFAS 123. Refer also to EITF D-90.

            Response:    We have revised our pro forma presentation in accordance with paragraph 39 of SFAS 123. We will account for the forfeitable shares over the three year service period.

        31.    Comment:    We note your reference to paragraph 44 of SFAS 123(R) in your response to comment 124. Please clarify whether you plan to early adopt SFAS 123(R) as permitted by paragraph 73 and what period this adoption will be in effect. If you do plan to account for this award under SFAS 123(R), please further explain how immediate expense recognition is consistent with the method prescribed in paragraphs 39 - 42 of SFAS 123(R) which also requires recognition over the service period.

            Response:    We will early adopt SFAS 123(R). We will adopt SFAS 123(R) during our first period of operations. We will recognize compensation expense over the required service period.

The Newkirk Master Limited Partnership
Financial Statements and Notes
Consolidated Balance Sheets, page F-6

        32.    Comment:    The charge to equity during 2003 was a credit in the amount of 12,109 rather than a debit as suggested in your schedule of changes in minority interest in response to comment 127. As such, please clarify for us the "other" component of the change in minority interest during 2002.

            Response:    We have revised our minority interest roll forward to properly reflect the change to equity as a credit. We have also clarified our disclosure of the other component of the change in minority interest during 2003.

Minority Interest Roll Forward

	Beginning	Expense		Distribution	Change in Equity	Other	Ending
2002	1,424	10,695(A	)	(4,271)	(6,147)	—	1,701
2003	1,701	23,188(A	)	(8,734)	(12,109)	(493)(B)	3,553
2004	3,553	18,920(A	)	(9,715)	(13,101)	2,952 (B)	2,609
2005	2,609	9,304(A	)	(3,191)	(6,360)	141 (B)	2,503

(A)
Minority interest expense includes continuing operations and discontinued operations. Minority interest expense from discontinued operations is $0, $5,111,$694 and $(8) for 2002, 2003, 2004 and 2005, respectively.

(B)
Represents consolidation of new entities or acquisition of additional minority interest primarily by issuing new units in Newkirk MLP.

Consolidated Statements of Cash Flows, page F-10

        33.    Comment:    We read your response to comment 128 and note that the error related to the incorrect classification of principal payments as interest payments. The Item 4.02 Form 8-K and September 30, 2004 Form 10-Q/A of Newkirk MLP filed on August 8, 2005 both suggest that payments of accrued contract right interest were reclassified from operating cash flows to financing cash flows. Please acknowledge this discrepancy and confirm to us whether any payments of accrued interest are included in financing cash flows for each of the periods included in this registration statement.

            Response:    We acknowledge the discrepancy in the Form 8-K and the September 30, 2004 Form 10-Q/A and our response to your previous comment. We confirm that there are no payments of accrued interest included in financing cash flows.

        Please call either Mark Fisher (212-940-8877) or Elliot Press (212-940-6348) should you have any questions.

Sincerely yours,

Mark I. Fisher
MIF:bls

NEWKIRK REALTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The accompanying unaudited pro forma condensed consolidated financial information of Newkirk Realty Trust, Inc. (the "Company") as of June 30, 2005, for the six months ended June 30, 2005 and June 30, 2004 and the year ended December 31, 2004 is presented as if this offering is included in the formation transactions and the formation transactions described below had occurred on June 30, 2005 for the pro forma condensed consolidated balance sheet and on January 1, 2004 for the pro forma condensed consolidated statements of operations. The following transactions, among others, are reflected in the pro forma condensed consolidated financial statements and discussed in the accompanying notes to the pro forma consolidated financial statements.

  •
  The issuance of            shares of our common stock.

  •
  The sale of $50.0 million of our common stock to First Union at the public offering price, and we anticipate issuing an additional $20.0 million of our common stock to First Union in consideration for the assignment to us of certain exclusivity rights with respect to net leased property business opportunities offered to or generated by Michael Ashner.

  •
  The use of $                                           million of the net offering proceeds, representing    % of those proceeds together with $                                           million from the anticipated sale of common stock to First Union, to purchase newly issued MLP units in Newkirk MLP.

  •
  The use of $                                           million of the net offering proceeds, representing        % of those proceeds, to purchase Newkirk MLP units from affiliates of Apollo Real Estate Investment Fund III. Those entities will hold            Newkirk MLP units following the formation transactions, all of which will be subject to a 12 month lock-up period. These units will represent an approximately    % equity interest in us, on a fully diluted basis, assuming the redemption of all Newkirk MLP units (other than units held by us) in exchange for shares of our common stock.

  •
  We will use approximately    % of the net offering proceeds to purchase MLP units from limited partners of Newkirk MLP in a tender offer that we will make promptly after the expiration of the underwriters' overallotment option. We have limited the number of Newkirk MLP units that we will purchase from other limited partners of Newkirk MLP in order to avoid adverse tax consequences that would result if Newkirk MLP were classified as a "publicly-traded partnership." All purchases will be made at a price equal to the offering price to the public for our shares of common stock in this offering, net of underwriting discounts. Vornado Realty Trust and the employees and officers of Winthrop Financial Associates have agreed not to tender any units in the tender offer. In addition, Apollo Real Estate Investment Fund III has agreed to limit the number of units it sells in the tender offer to the extent the tender offer is oversubscribed.

  •
  The use of $2.5 million of the net offering proceeds, representing approximately    % of those proceeds to purchase Newkirk MLP units from executive officers and employees of Winthrop Financial Associates. Following such purchase executive officers and employees of Winthrop Financial Associates will hold approximately    % of the outstanding Newkirk MLP units. These units will represent an approximately    % equity interest in us, on a fully diluted basis, assuming the redemption of all Newkirk MLP units (other than units held by us) in exchange for shares of our common stock. All shares of our common stock that may be issued by us upon redemption of these units will be subject to a four-year lock-up period from the date of this offering.

  •
  Following the completion of the offering and the tender offer, we will own a minimum of approximately            % of the MLP units and, if the overallotment option is exercised in full; a maximum of            % of those interests.

  •
  The appointment of the Company as the successor general partner of Newkirk MLP in place of MLP GP LLC, the current general partner.

  •
  The closing, on August 11, 2005, by Newkirk MLP of a $477,759,000 loan from KeyBank National Association and Bank of America, N.A. which bears interest at the election of Newkirk MLP at a rate equal to either (i) the LIBOR Rate (as defined) plus 200 basis points (reducing to 175 basis points after consummation of this offering) or (ii) the prime rate then charged by KeyBank National Association plus 50 basis points. The loan was obtained to (i) replace the existing loan from Bank of America, N.A. which had an outstanding balance of $163,379,000 including accrued interest and bore interest at the LIBOR Rate plus 450 basis points or prime plus 250 basis points, (ii) satisfy $186,566,000 of first mortgage debt encumbering Newkirk MLP's real properties, which constituted substantially all of Newkirk MLP's first mortgage debt and (iii) satisfy $86,801,000 of second mortgage debt encumbering Newkirk MLP's real properties. The loan is scheduled to mature on August 11, 2008, subject to two one year extensions and requires monthly payments of interest only. In addition, the loan requires (i) initial principal payments of 50% of excess cash flow after debt service during the period between August 11, 2005 and the consummation of this Offering, less any amounts paid on account of the T-Two loan (as described below), (ii) a principal payment equal to $150.0 million less than the amount of the initial principal payments made pursuant to (i) above on the closing of this offering, and (iii) quarterly principal payments of $ 1,875,000 during the term of the loan, increasing to $2,500,000 per quarter during the extension periods, less any amounts paid on account of the T-Two loan. In connection with the Newkirk MLP loan, T-Two Partners also obtained a loan from KeyBank National Association and Bank of America, N.A. in the principal amount of $272,241,000 (which we refer to as the "T-Two Loan"), the proceeds of which were used to satisfy the outstanding balance on a loan made by Bank of America, N.A. to T-Two Partners. The interest rate, maturity date and principal terms of the T-Two Loan are the same as the Newkirk MLP loan. Newkirk MLP has guaranteed the obligations of T-Two Partners under the T-Two loan.

  •
  The exercise of an option, which we refer to as the T-Two option, by Newkirk MLP to acquire existing second mortgages on 158 Newkirk properties, approximately $24.1 million of cash reserves and second mortgages on net leased properties owned by other entities.

        The pro forma condensed financial statements do not include the following material non-recurring charges and credits that will be included in net income within 12 months following this transaction.

  •
  $15 million gain in August 2005 on sale of a property located in Colton, California.

  •
  $10 million charge to compensation expense related to the issuance of $20 million of stock to First Union as part of the formation transactions.

        The pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements included elsewhere in this prospectus. In the opinion of the Company's management, all material adjustments necessary to reflect the effects of the formation transactions have been made. The pro forma consolidated financial statements do not purport to represent the Company's financial position or the results of operations that would actually have occurred assuming the completion of this offering and the formation transactions; nor do they purport to project the financial position or results of operations as of any future date or for any future period.

NEWKIRK REALTY TRUST, INC.

PRO FORMA
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2005 (UNAUDITED)

	(A) Newkirk Master Limited Partnership	(B) Refinancing	(C) T-Two Option Exercise	Subtotal	(D) Offering	(E) Use of Offering Proceeds	Pro Forma Newkirk Realty Trust, Inc.
	(Amounts in thousands)
ASSETS
Real estate investments:
Land	$29,996	$—	$—	$29,996	$—	$14,337	$44,333
Land estates	43,997	—	—	43,997	—	(32,380)	11,617
Buildings and improvements	1,452,629	—	—	1,452,629	—	(427,194)	1,025,435

Total real estate investments	1,526,622	—	—	1,526,622	—	(445,237)	1,081,385
Less accumulated depreciation and amortization	(552,483)	—	—	(552,483)	—	552,483	—

Real estate investments, net	974,139	—	—	974,139	—	107,246	1,081,385
Real estate held for sale, net	35,491	—	—	35,491	—	—	35,491
Cash and cash equivalents	14,071	(285)	24,114	37,900	415,000	(289,500)	163,400
Restricted cash	11,255	—	—	11,255	—	—	11,255
Receivables	68,839	3,932	(11,939)	60,832	—	—	60,832
Deferred rental income receivables	24,443	—	—	24,443	—	—	24,443
Equity investments in limited partnerships	12,430	—	—	12,430	—	—	12,430
Lease intangible	—	—	—	—	—	35,680	35,680
Deferred costs, net	12,444	6,997	—	19,441	10,000	—	29,441
Other assets	24,800	—	18,684	43,484	—	—	43,484
Other assets of discontinued operations	208	—	—	208	—	—	208

Total Assets	$1,178,120	$10,644	$30,859	$1,219,623	$425,000	$(146,574)	$1,498,049

LIABILITIES, MINORITY INTERESTS, PARTNERS' CAPITAL AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgage notes	$430,476	$(184,463)	$—	$246,013	$—	$—	$246,013
Note payable	163,449	307,559	272,455	743,463	—	(150,000)	593,463
Contract right mortgage notes	250,597	(70,401)	(168,650)	11,546	—	—	11,546
Accrued interest payable	89,679	(20,702)	(63,022)	5,955	—	—	5,955
Accounts payable and accrued expenses	2,961	—	—	2,961	—	—	2,961
Below market lease intangible	—	—	—	—	—	3,426	3,426
Other liabilities	—	—	—	—	—	2,503	2,503
Liabilities of discontinued operations	29,339	—	(24,404)	4,935	—	—	4,935

Total Liabilities	966,501	31,993	16,379	1,014,873	—	(144,071)	870,802
Contingencies:
Minority interest—Newkirk MLP	2,503	—	—	2,503	—	(2,503)	—
Minority interest—REIT	—	—	—	—	300,980	—	300,980
Partners' capital and shareholders' equity:
Preferred stock	—	—	—	—	—	—	—
Common stock	—	—	—	—	635	—	635
Paid in capital	—	—	—	—	335,632	—	335,632
Distributions	—	—	—	—	—	—	—
Partners' equity\Retained earnings	209,116	(21,349)	14,480	202,247	(212,247)	—	(10,000)

Total Partners' capital and shareholders' equity	209,116	(21,349)	14,480	202,247	425,000	—	326,267

Total Liabilities, Minority interests, Partners' capital and shareholders' equity	$1,178,120	$10,644	$30,859	$1,219,623	$425,000	$(146,574)	$1,498,049

NEWKIRK REALTY TRUST, INC.

NOTES TO PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2005 (UNAUDITED)

(A)
Reflects historical consolidated balance sheet of The Newkirk Master Limited Partnership ("Newkirk MLP") as of June 30, 2005.

(B)
Reflects the $750.0 million loan proceeds from KeyBank National Association and Bank of America N.A. used to refinance $186.6 million of first mortgage indebtedness and accrued interest payable, $435.9 million of the Note Payable to Bank of America including the T-Two partners note discussed below and $86.8 million of contract notes and accrued interest payable. Also reflects a principal payment of $6.5 million of excess proceeds from the refinancing. Closing costs are $7.0 million for Newkirk MLP and $3.9 million for T-Two Partners.

        Pro forma cash from the refinancing is summarized below (in thousands):

Proceeds from KeyBank loan	$750.0
Proceeds used to:
Repay first mortgage indebtedness	(186.6)
Repay contract right indebtedness	(86.8)
Repay Notes Payable to Bank of America	(435.9)
Pay mortgage prepayment penalties	(23.6)
Pay closing costs	(7.0)
Pay closing costs on behalf of T-Two Partners	(3.9)
Principal payment from excess proceeds	(6.5)

Cash used in the refinancing	$(.3)

(C)
Reflects the impact of the exercise of an option by Newkirk MLP to acquire all the assets held by T-Two Partners which consists primarily of contract right notes on 158 of the Newkirk properties as well as additional contract right notes on 126 other triple-net leased properties. T-Two Partners also has cash reserves which are included in the assets acquired by Newkirk MLP for an option price of $260.3 million. Newkirk MLP will satisfy the option price by (1) assuming the $272.5 million debt obligation of T-Two Partners (2) acquiring T-Two Partners cash of $24.1 million and (3) satisfying a $11.9 million receivable due from T-Two Partners. The option price includes the acquisition of additional non-Newkirk MLP contract rights ("other assets") valued at $18.7 million and the repayment of contract right notes payable for $241.5 million compared to a carrying value of the contract right notes payable of $256.0 million resulting in a credit to equity of $14.5 million.

(D)
Reflects (1) the public offering, net of closing costs of $35.0 million, and (2) the sale of shares to First Union of $50.0 million, and (3) the issuance of $20 million of shares to First Union relating to exclusivity agreement, $10 million of which are vested and $10 million which are subject to a three year service requirement.

(E)
Reflects the use of the offering proceeds to repay $150.0 million of debt and acquire interests in the Newkirk MLP from existing limited partners for $139.5 million, and reflects the minority interest remaining in Newkirk MLP. The purchase of existing limited partnership interests for $139.5 million has been accounted for in accordance with SFAS 141. As such the accumulated depreciation and amortization have been adjusted against the carrying value of land estates and buildings and improvements.

        The following table represents our allocation of the purchase price (in thousands):

Land	$14,337
Buildings and improvements	92,909
In place lease intangible	18,906
Above market lease intangible	16,774
Below market lease intangible	(3,426)

$139,500

  Additionally, reflects minority interest equal to the net equity of the Newkirk MLP ($202,247) plus the equity contribution made by Newkirk REIT ($275,500) multiplied by the minority interests anticipated ownership percentage in Newkirk MLP (63%).

NEWKIRK REALTY TRUST, INC.

PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	(A) Newkirk Master Limited Partnership	(B) Refinancing	(C) T-Two Option Exercise	(D) REIT Costs	Subtotal	(E) Capitalization of the REIT	Consolidated Pro Forma Newkirk Realty Trust, Inc.
	(Amounts in thousands except per share data)
Revenue:
Rental income	$121,454	$—	$—	$—	121,454	$(2,376)	119,078
Interest income	1,547	—	652	—	2,199	—	2,199
Management fees	159	—	—	—	159	—	159

Total revenue	123,160	—	652	—	123,812	$(2,376)	121,436

Expenses:
Interest	39,189	(9,933)	(2,653)	—	26,603	—	26,603
Depreciation	17,894	—	—	—	17,894	1,327	19,221
Impairment loss	26,082	—	—	—	26,082	—	26,082
General and administrative	1,852	—	—	2,700	4,552	1,667	6,219
Amortization	1,363	1,012	—	—	2,375	4,376	6,751
Ground rent	1,535	—	—	—	1,535	—	1,535
Other expense	—	—	—	—	—	9,312	9,312
State and local taxes	1,091	—	—	—	1,091	—	1,091

Total expenses	89,006	(8,921)	(2,653)	2,700	80,132	16,682	96,814

Income from continuing operations before equity in income from investments in limited partnerships and minority interest	34,154	8,921	3,305	(2,700)	43,680	(19,058)	24,622
Equity in income from investments in limited partnerships	1,521	—	—	—	1,521	—	1,521
Minority interest—Newkirk MLP	(9,312)	—	—	—	(9,312)	9,312	—
Minority interest—REIT	—	—	—	—	—	(22,610)	(22,610)

Income from continuing operations	$26,363	$8,921	$3,305	$(2,700)	$35,889	$(32,356)	$3,533

Income from continuing operations per common share
Weighted average common shares—basic and diluted

NEWKIRK REALTY TRUST, INC.

NOTES TO PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

(A)
Reflects historical consolidated statement of operations of The Newkirk Master Limited Partnership ("Newkirk MLP") for the six months ended June 30, 2005.

(B)
Reflects the interest savings on the $750.0 million loan proceeds from KeyBank National Association and Bank of America N.A. used to refinance $186.6 million of first mortgage indebtedness, and accrued interest payable $435.9 million of the Note Payable to Bank of America including the T-Two Partners note, assumed below, and $86.8 million of contract notes and accrued interest payable. Also reflects the reduction of amortization expense on deferred costs of refinanced debt as well as the amortization expense on the costs relating to the new loan with KeyBank National Association.

  The $750.0 million loan bears interest at a rate equal to LIBOR plus 175 basis points. Newkirk MLP entered into interest rate swap and cap agreements to limit its exposure to interest rate volatility. As a result, LIBOR has been fixed at 4.642% for $250.0 million of the loan for five years. In addition, $450.0 million, decreasing to $400.0 million as of December 1, 2005 and further decreasing to $290.0 million as of December 1, 2006, will be subject to a LIBOR cap of 5.00% through November 2006 and 6.00% from December 1, 2006 through August 2008. The loan matures in three years, subject to two one-year extensions. Newkirk MLP would be subject to interest rate volatility on $450.0 million. An increase in LIBOR of .125% would increase interest expense by approximately $.6 million per year. Management believes that the use of the interest rate is reasonable.

(C)
Reflects the impact of the exercise of an option by Newkirk MLP to acquire all the assets held by T-Two Partners which consists primarily of contract right notes on 158 of the Newkirk properties as well as additional contract right notes on 126 other triple-net leased properties. T-Two Partners also has cash reserves which is included in the assets acquired by Newkirk MLP. Newkirk MLP will satisfy the option price of $260.3 million by (1) assuming the $272.5 million debt obligation of T-Two Partners (2) acquiring T-Two Partners cash of $24.1 million and (3) satisfying a $11.9 million receivable due from T-Two Partners. The transaction will result in an interest expense savings of $2.7 million and additional interest income of $0.7 million from the acquisition of third party contract right debt.

(D)
Reflects the impact of the additional costs as a result of REIT formation including management fees of $2.2 million and general and administrative expenses of $0.5 million.

(E)
Reflects the minority interest unitholders' allocable share (63%) of the Newkirk MLP operating results.

  Also reflects compensation expense attributed to the $10 million of stock issued to First Union that vests over a three year service period. Additionally, Newkirk Realty Trust, Inc. will acquire interests in Newkirk MLP from existing limited partners for $139.5 million. The allocation of the purchase price results in the following income statement results:

Building and improvements:	Depreciation expense over 35 year life
In place lease intangible:	Amortization expense over the remaining specific lease life.
Above-market lease intangible:	Reduction of rental income over the remaining associated lease life.
Below-market lease intangible:	Increase in associated rental income over the remaining lease life.

NEWKIRK REALTY TRUST, INC.

PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

	(A) Newkirk Master Limited Partnership	(B) Refinancing	(C) T-Two Option Exercise	(D) REIT Costs	Subtotal	(E) Capitalization of the REIT	Consolidated Pro Forma Newkirk Realty Trust, Inc.
	(Amounts in thousands except per share data)
Revenue:
Rental income	$121,839	$—	$—	$—	$121,839	$(2,376)		$119,463
Interest income	1,628	—	690	—	2,318	—		2,318
Management fees	176	—	—	—	176	—		176

Total revenue	123,643	—	690	—	124,333	(2,376)		121,957

Expenses:
Interest	44,722	(12,697)	(2,904)	—	29,121	—		29,121
Gain on extinguishment of debt	(10)	—	—	—	(10)	—		(10)
Depreciation	17,753	—	—	—	17,753	1,327		19,080
General and administrative	1,858	—	—	2,700	4,558	1,667		6,225
Amortization	1,407	1,010	—	—	2,417	4,376		6,793
Ground rent	1,535	—	—	—	1,535	—		1,535
Other expense	—	—	—	—	—	9,142		9,142
State and local taxes	912	—	—	—	912	—		912

Total expenses	68,177	(11,687)	(2,904)	2,700	56,286	16,512		72,798

Income from continuing operations before equity in income from investments in limited partnerships and minority interest	55,466	11,687	3,594	(2,700)	68,047	(18,888)		49,159
Equity in income from investments in limited partnerships	1,254	—	—	—	1,254	—		1,254
Minority interest—Newkirk MLP	(9,142)	—	—	—	(9,142)	9,142		—
Minority interest—REIT	—	—	—	—	—	(37,900)		(37,900)

Income from continuing operations	$47,578	$11,687	$3,594	$(2,700)	$60,159	$(47,646)		$12,513

Income from continuing operations per common share							$
Weighted average common shares—basic and diluted

NEWKIRK REALTY TRUST, INC.

NOTES TO PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

(A)
Reflects historical consolidated statement of operations of The Newkirk Master Limited Partnership ("Newkirk MLP") for the six months ended June 30, 2004.

(B)
Reflects the interest savings on the $750.0 million loan proceeds from KeyBank National Association and Bank of America N.A. used to refinance $186.6 million of first mortgage indebtedness and accrued interest payable, $435.9 million of the Note Payable to Bank of America including the T-Two Partners note, assumed below, and $86.8 million of contract notes and accrued interest payable. Amortization expense represents closing costs of $7.0 million amortized over the initial loan life (3 years). Also reflects the reduction of interest expense and amortization expense for the amortization of deferred costs of debt refinanced.

  The $750.0 million loan bears interest at a rate equal to LIBOR plus 175 basis points. Newkirk MLP entered into interest rate swap and cap agreements to limit its exposure to interest rate volatility. As a result, LIBOR has been fixed at 4.642% for $250.0 million of the loan for five years. In addition, $450.0 million, decreasing to $400.0 million as of December 1, 2005 and further decreasing to $290.0 million as of December 1, 2006, will be subject to a LIBOR cap of 5.00% through November 2006 and 6.00% from December 1, 2006 through August 2008. The loan matures in three years, subject to two one-year extensions. Newkirk MLP would be subject to interest rate volatility on $450.0 million. An increase in LIBOR of .125% would increase interest expense by approximately $.6 million per year. Management believes that the use of the interest rate is reasonable.

(C)
Reflects the impact of the exercise of an option by Newkirk MLP to acquire all the assets held by T-Two Partners which consists primarily of contract right notes on 158 of the Newkirk properties as well as additional contract right notes on 126 other triple-net leased properties. T-Two Partners also has cash reserves which is included in the assets acquired by Newkirk MLP. Newkirk MLP will satisfy the option price of $260.3 million by (1) assuming the $272.5 million debt obligation of T-Two Partners (2) acquiring T-Two Partners cash of $24.1 million and (3) satisfying a $11.9 million receivable due from T-Two Partners. The transaction will result in an interest expense savings of $2.9 million and additional interest income of $0.7 million from the acquisition of third party contract right debt.

(D)
Reflects the impact of the additional costs as a result of REIT formation including management fees of $2.2 million and general and administrative expenses of $0.5 million.

(E)
Reflects the minority interest unitholders' allocable share (63%) of the Newkirk MLP operating results.

  Also reflects compensation expense attributed to the $10 million of stock issued to First Union that vests over a three year service period. Additionally, Newkirk Realty Trust, Inc. will acquire interests in Newkirk MLP from existing limited partners for $139.5 million. The allocation of the purchase price results in the following income statement results:

Building and improvements:	Depreciation expense over 35 year life
In place lease intangible:	Amortization expense over the remaining
specific lease life.
Above-market lease intangible:	Reduction of rental income over the
remaining associated lease life.
Below-market lease intangible:	Increase in associated rental income over the
remaining lease life.

NEWKIRK REALTY TRUST, INC.

PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

	(A) Newkirk Master Limited Partnership	(B) Refinancing		(C) T-Two Option Exercise	(D) REIT Costs	Subtotal	(E) Capitalization of the REIT	Pro forma Newkirk Realty Trust, Inc.
	(Amounts in thousands except per share data)
Revenue:
Rental income	$243,711	$		$—	$—	$243,711	$(4,751)	$238,960
Interest income	3,134		—	1,319	—	4,453	—	4,453
Management fees	332		—	—	—	332	—	332

Total revenue	247,177		—	1,319	—	248,496	(4,751)	243,745

Expenses:
Interest	88,026		(25,520)	(8,144)	—	54,362		54,362
Gain on extinguishment of debt	(10)		—	—	—	(10)	—	(10)
Depreciation	35,632		—	—	—	35,632	2,655	38,287
General and administrative	3,762		—	—	5,400	9,162	3,333	12,495
Amortization	2,796		2,022	—	—	4,818	8,753	13,571
Ground rent	3,067		—	—	—	3,067	—	3,067
Other expense	—		—	—	—	—	18,226	18,226
State and local taxes	1,377		—	—	—	1,377	—	1,377

Total expenses	134,650		(23,498)	(8,144)	5,400	108,408	32,967	141,375

Income from continuing operations before equity in income from investments in limited partnerships and minority interest	112,527		23,498	9,463	(5,400)	140,088	(37,718)	102,370
Equity in income from investments in limited partnerships	2,662		—	—		2,662	—	2,662
Minority interest—Newkirk MLP	(18,226)		—	—		(18,226)	18,226	—
Minority interest—REIT	—		—	—	—	—	(78,450)	(78,450)

Income from continuing operations	$96,963		23,498	$9,463	$(5,400)	$124,524	$(97,942)	$26,582

Income from continuing operations per common share
Weighted average common shares—basic and diluted

NEWKIRK REALTY TRUST, INC.

NOTES TO PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004
(UNAUDITED)

Notes and Management Assumptions

(A)
Reflects historical consolidated statement of operations of The Newkirk Master Limited Partnership ("Newkirk MLP") for the year ended December 31, 2004, as adjusted for discontinued operations.

(B)
Reflects the interest savings on the $750.0 million loan proceeds from KeyBank National Association and Bank of America N.A. used to refinance $186.6 million of first mortgage indebtedness and accrued interest payable, $435.9 million of the Note Payable to Bank of America including the T-Two Partners note, assumed below, and $86.8 million of contract notes and accrued interest payable. Amortization expense represents closing costs of $7.0 million amortized over the initial loan life (3 years). Also reflects the reduction to interest expense and amortization expense for the amortization of the deferred costs of debt refinanced.

  The $750.0 million loan bears interest at a rate equal to LIBOR plus 175 basis points. Newkirk MLP entered into interest rate swap and cap agreements to limit its exposure to interest rate volatility. As a result, LIBOR has been fixed at 4.642% for $250.0 million of the loan for five years. In addition, $450.0 million, decreasing to $400.0 million as of December 1, 2005 and further decreasing to $290.0 million as of December 1, 2006 will be subject to a LIBOR cap of 5.00% through November 2006 and 6.00% from December 1, 2006 through August 2008. The loan matures in three years, subject to two one-year extensions. Newkirk MLP would be subject to interest rate volatility on $450.0 million. An increase in LIBOR of .125% would increase interest expense by approximately $.6 million per year. Management believes that the use of the interest rate is reasonable.

(C)
Reflects the impact of the exercise of an option by Newkirk MLP to acquire all the assets held by T-Two Partners which consists primarily of contract right notes on 158 of the Newkirk properties as well as additional contract right notes on 126 other triple-net leased properties. T-Two Partners also has cash reserves which is included in the assets acquired by Newkirk MLP. Newkirk MLP will satisfy the option price of $260.3 million by (1) assuming the $272.5 million debt obligation of T-Two Partners (2) acquiring T-Two Partners cash of $24.1 million and (3) satisfying a $11.9 million receivable due from T-Two Partners. The transaction will result in an interest expense savings of $8.1 million and additional interest income of $1.3 million from the acquisition of third party contract right debt.

(D)
Reflects the impact of the additional costs as a result of REIT formation including management fees of $4.2 million and general and administrative expenses of $1.2 million.

(E)
Reflects the minority interest unitholders' allocable share (63%) of the Newkirk MLP operating results.

  Also reflects compensation expense attributed to the $10 million of stock issued to First Union that vests over a three year service period. Additionally, Newkirk Realty Trust, Inc. will acquire interests in Newkirk MLP from existing limited partners for $139.5 million. The allocation of the purchase price results in the following income statement results:

Building and improvements:	Depreciation expense over 35 year life
In place lease intangible:	Amortization expense over the remaining specific lease life.
Above-market lease intangible:	Reduction of rental income over the remaining associated lease life.
Below-market lease intangible:	Increase in associated rental income over the remaining lease life.

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Minority Interest Roll Forward
NEWKIRK REALTY TRUST, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
NEWKIRK REALTY TRUST, INC. PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2005 (UNAUDITED)
NEWKIRK REALTY TRUST, INC. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)
NEWKIRK REALTY TRUST, INC. NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)
NEWKIRK REALTY TRUST, INC. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
NEWKIRK REALTY TRUST, INC. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (UNAUDITED)